# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Opendoor Technologies Inc., CIK 0001801169
CUSIP: 683712103
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 410 N. SCOTTSDALE ROAD, SUITE 1000, 410 N. SCOTTSDALE ROAD, SUITE 1000, TEMPE, Arizona (AZ), 85288
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000130
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,652,374.07; sole dispositive power 0; shared dispositive power 28,652,374.07; aggregate amount beneficially owned 28,652,374.07 (3% of the class)
  Comment: The holding percentage calculation is based on a total of 962,541,563 shares outstanding which includes (1) 953,788,119 Common Stock outstanding as of November 18, 2025, as indicated in the issuer's prospectus published on November 21, 2025; (2) 8,750,000 shares acquirable by Jane Street Global Trading, LLC through conversion of convertible bonds held; and (3) 3,444 shares acquirable by Jane Street Capital, LLC through conversion of warrants held.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,159,644; sole dispositive power 0; shared dispositive power 3,159,644; aggregate amount beneficially owned 3,159,644 (0.3% of the class)
  Comment: The holding percentage calculation is based on a total of 962,541,563 shares outstanding which includes (1) 953,788,119 Common Stock outstanding as of November 18, 2025, as indicated in the issuer's prospectus published on November 21, 2025; (2) 8,750,000 shares acquirable by Jane Street Global Trading, LLC through conversion of convertible bonds held; and (3) 3,444 shares acquirable by Jane Street Capital, LLC through conversion of warrants held.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,774,012; sole dispositive power 0; shared dispositive power 12,774,012; aggregate amount beneficially owned 12,774,012 (1.3% of the class)
  Comment: The holding percentage calculation is based on a total of 962,541,563 shares outstanding which includes (1) 953,788,119 Common Stock outstanding as of November 18, 2025, as indicated in the issuer's prospectus published on November 21, 2025; (2) 8,750,000 shares acquirable by Jane Street Global Trading, LLC through conversion of convertible bonds held; and (3) 3,444 shares acquirable by Jane Street Capital, LLC through conversion of warrants held.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,718,718.07; sole dispositive power 0; shared dispositive power 12,718,718.07; aggregate amount beneficially owned 12,718,718.07 (1.3% of the class)
  Comment: The holding percentage calculation is based on a total of 962,541,563 shares outstanding which includes (1) 953,788,119 Common Stock outstanding as of November 18, 2025, as indicated in the issuer's prospectus published on November 21, 2025; (2) 8,750,000 shares acquirable by Jane Street Global Trading, LLC through conversion of convertible bonds held; and (3) 3,444 shares acquirable by Jane Street Capital, LLC through conversion of warrants held.
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The holding percentage calculation is based on a total of 962,541,563 shares outstanding which includes (1) 953,788,119 Common Stock outstanding as of November 18, 2025, as indicated in the issuer's prospectus published on November 21, 2025; (2) 8,750,000 shares acquirable by Jane Street Global Trading, LLC through conversion of convertible bonds held; and (3) 3,444 shares acquirable by Jane Street Capital, LLC through conversion of warrants held.

## Item 1. Issuer
Name of issuer: Opendoor Technologies Inc.
Address of issuer's principal executive offices: 410 N. SCOTTSDALE ROAD, SUITE 1000, 410 N. SCOTTSDALE ROAD, SUITE 1000, TEMPE, ARIZONA, 85288.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC;
Jane Street Singapore Pte. Ltd
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Singapore Pte. Ltd
4/F, Ocean Financial Centre 10 Collyer Quay
Singapore 049315
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28,652,374.07
Percent of class: 3.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,652,374.07
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 28,652,374.07

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Jane Street Singapore Pte. Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/04/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/04/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/04/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/04/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (02/04/2026)